(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

October 2, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Investment Trust (the trust):
Fidelity Global Commodity Stock Fund (the fund)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 106

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 106 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated April 1, 2007 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Global Commodity Stock Fund. This filing serves to register Fidelity Global Commodity Stock Fund as a new series of the trust. The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of December 16, 2008. We request your comments by November 13, 2008.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Victoria Scarmeas
Victoria Scarmeas
Legal Product Group